October 28, 2010

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, Mail Stop 3561

Washington, D.C. 20549

Re: Cedar Fair, L.P.

Supplemental response letter dated October 7, 2010 regarding the

Form 10-K for fiscal year ended December 31, 2009

File No. 1-09444

Dear Mr. Humphrey:

As a follow up to our conversation with the SEC earlier today, we have agreed to extend the response date to the above referenced supplemental response letter to Friday, November 5, 2010.

If you have any questions, please contact me directly at (419) 627-2173.

Sincerely,

/s/ Brian C. Witherow
Brian C. Witherow
Vice President and Corporate Controller